COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

05012688

November 17, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 18 2005
WASH, D.C. 185

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of a press release issued today regarding (i) the completion of negotiations and signing of agreements with Deutsche Bank and Dresdner Bank for the acquisition by Commerzbank of their stakes in Eurohypo AG, and (ii) the commencement of a capital increase of Commerzbank via an offering of up to 57.7 million of its shares to institutional investors without subscription rights for existing shareholders. The offering is expected to generate new equity capital of more than 1.25 billion Euros. This press release is also published on Commerzbank's website. It may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

COMMERZBANK

Investor-Relations-Newsflash

November 17, 2005

Commerzbank has successfully concluded Eurohypo negotiations

New Commerzbank shares to be placed today

Commerzbank has successfully concluded its negotiations with Deutsche Bank and Allianz/Dresdner Bank to acquire their shares in Eurohypo AG with the joint signing of the agreements. Accordingly, Commerzbank will acquire in two steps – 17.2% on December 15, 2005, and the remaining 49% on March 31, 2006 – an additional 66.2% of Eurohypo at an average price of 19.60 euros per share. Given the approval of the authorities, it will then hold more than 98% of Eurohypo' s equity.

To support the transaction, the bank will conduct a capital increase today without subscription rights for shareholders. Based on the authorization given by the 2004 annual general meeting, a total of 57.7 million shares will be offered to institutional investors via an accelerated bookbuilding procedure by Morgan Stanley and Commerzbank Corporates & Markets. The placement will generate new equity capital of more than 1.25bn euros.

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com